Exhibit 99.1

G MEDICAL UPDATES ON PATIENT ENROLLMENT GROWTH FOR ITS HOME MONITORING SERVICES OF 194% FROM JANUARY THROUGH APRIL 2023, AS COMPARED TO THE SAME PERIOD IN 2022

Rehovot, Israel, April 18, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company” or “G Medical”), a global leader in next-generation mobile health (mHealth) and digital health, is excited to report that patient enrollment has grown in its home monitoring services by 194% between January and April of 2023, as compared to the same period last year. The increase is due to growing demand for homecare monitoring. As previously announced, in the first quarter of 2023, G Medical signed an agreement with AdventHealth of Central Florida (“AdventHealth”), an operator of 20 hospitals and emergency rooms. AdventHealth experiences on average 5.7 million patient visits per year. G Medical also recently signed an agreement with MiCare Path to integrate MiCare Path’s software platform and visualization tools to its devices. By integrating MiCare Path’s virtual health solutions with G Medical’s global health solutions and devices, physicians and patients will benefit from the next-generation care driving better outcomes for patients across all services. The G Medical collaboration will allow for a total remote patient monitoring (RPM) and remote therapeutic monitoring (RTM) solution from service to exceptional future solutions. The Company looks forward to announcing additional key agreements in 2023.

In line with its strategy of providing remote health services, in the second half of 2022, G Medical entered the at home laboratory testing market by developing 31 test kits for use by consumers at its CLIA-certified laboratory in Austin, Texas, which is now fully operational. G Medical expects that in the third quarter of 2023 consumers will be able to purchase these kits at retail stores or via online purchase. From the comfort and privacy of their own home, consumers will be able to use its kits to collect their own saliva, urine or blood sample and send it by mail to its lab in Austin for testing and analysis and receive complete report within 48 hours.

	Test name	Parameters Analyzed
1.	Men’s Health	Estradiol, Progesterone, Testosterone, DHEA, Cortisol (Morning, noon, Evening, Bedtime), TSH, fT3, fT4, TPO
2.	Women’s Health	Estradiol, Progesterone, Testosterone, DHEA, Cortisol (Morning, noon, Evening, Bedtime), TSH, fT3, fT4, TPO
3.	Metabolism	TSH, Free Testosterone, Cortisol
4.	Thyroid	TSH, fT3, fT4
5.	Testosterone	Free testosterone
6.	Vitamin D	Vitamin D level
7.	Inflammation	HS-CRP, Vitamin D level
8.	Heart Health	Cholesterol, LDL, HDL, Triglycerides, HS-CRP, HbA1c
9.	Women’s Fertility	Estradiol, LH, FSH, Testosterone
10.	Sleep and Stress	Cortisol, Melatonin, DHEA
11.	HPV	HPV genotypes - 6, 18, 31, 33, 35, 39, 45, 51, 52, 56, 58, 59, 66, 68
12.	Postmenopause	Estradiol, Progesterone
13.	Perimenopause	Estradiol, FSH, Progesterone
14.	FIT colon cancer	Blood in stool

15.	HgA1C	HbA1c
16.	Indoor/Outdoor allergies	IgE reactivity
17.	Skin Health	Estradiol, Progesterone, Testosterone, DHEA, Morning Cortisol, TSH, Vitamin D
18.	Weight loss	Estradiol, Progesterone, Testosterone, DHEA, Morning Cortisol, TSH, HbA1c, HS-CRP, Vitamin D
19.	Comprehensive Fitness	DHEA, Morning Cortisol, Testosterone, TSH, HS-CRP, Vitamin D
20.	Monkeypox	Orthopoxvirus DNA
21.	STD - male (7 diseases panel)	Chlamydia, Gonorrhea, Hepatitis C, HIV (HIV1, HIV2, P24), Syphilis, Trichomoniasis
22.	STD - female (7 diseases panel)	Chlamydia, Gonorrhea, Hepatitis C, HIV (HIV1, HIV2, P24), Syphilis, Trichomoniasis
23.	Chlamydia & Gonorrhoea	Chlamydia & Gonorrhoea
24.	Trichomoniasis	Trichomoniasis
25.	Hepatitis C Antibody	Hepatitis C Antibody
26.	HIV 1&2	HIV 1&2, P24
27.	Trep-Sure - syphilis total antibody	syphilis total antibody
28.	Food sensitivity – 96 types	IgG reactivity
29.	Food sensitivity – 208 types	IgG reactivity
30.	Omega 3	Omega-3 Fatty Acids ● Alpha-Linolenic Acid (ALA) ● Eicosapentaenoic Acid (EPA) ● Docosapentaenoic Acid (DPA) ● Docosahexaenoic Acid (DHA)
31.	Mother’s milk	DHA

The Company has also recently completed an equity capital raise of $9.6 million dollars in order to fund its continued growth. President and Chief Executive Officer, Dr. Yacov Geva participated in this raise personally with a $1 million investment, further confirming his own conviction in the continued growth of G Medical.  “I firmly believe that G Medical’s continued growth evidences its leadership in providing wholistic, convenient and affordable care to everyone.” said Dr. Geva.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services. In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses its collaborations with strategic partners, including the services to be provided by the Company as part of the collaboration with AdventHealth and the benefits of its collaboration with MiCare Path; its expectation that in the third quarter of 2023 consumers will be able to purchase its at home test kits at retail stores or via online purchase; its expectation that consumers will be able to use its kits to collect samples at home and receive a complete report within 48 hours of mailing the sample to its lab; the continued growth of G Medical; and that its continued growth evidences its leadership in providing wholistic, convenient and affordable care to everyone. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023, which is available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations
service@gmedinnovations.com

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